Correspondence

NB TELECOM, INC.

No. 9 Qinling Road, Yingbin Road Centralized Industrial Park
Harbin Development Zone, Heilongjiang, China 150078

January 15, 2009

United States Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attention: Ms. Jessica Plowigan

Re:	NB Telecom, Inc. ("Company") Preliminary Information Statement on Schedule 14C Filed: January 9, 2009 File No.: 0-53131

Dear Ms. Plowigan:

Thank you for your comment letter on our above-captioned registration statement, dated January 14, 2009. We are writing you to provide responses to your comments in connection with our filing Amendment No. 1 to the Preliminary Information Statement.

For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

1.     It appears that the amendments to your certificate of incorporation are necessary to complete your obligations pursuant to the Agreement and Plan of Merger executed by the company on December 24, 2008. Therefore, please revise your preliminary information statement to provide all the disclosure required by Schedule 14C regarding the merger, including the disclosure under Item 14 of Schedule 14A. See Note A to Schedule 14A. Alternatively, explain why such disclosure would not be required in this information statement.

        Response

        Shareholder approval or vote is not required according to the Nevada Revised Statutes Section 92A.180(1) which allows the merger between the parent entity and its subsidiary without the approval of shareholders. In our case, the merger between NB Telecom, Inc. and China XD Plastics Company Limited is a parent and subsidiary merger; therefore, no shareholder vote nor approval is needed. Further, Section 92A.180(5), stipulates the merger documents may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

        According to the Nevada Revised Statutes Section 78.207(1), a corporation that desires to change the number of shares of a class or series may do so by a resolution adopted by the board of directors, without obtaining the approval of the stockholders, if it desires to change the number of shares of a class or series, if any, of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly increasing or decreasing the number of issued and outstanding share of the same class or series held by each stockholder of record. As a result, we do not need to obtain any shareholders vote or approval for the reverse split.

        Further, we do not need to file an amendment to the certificate of incorporation of the Company pursuant to the merger, since, according to the Nevada Revised Statutes Section 78.209(1), a change pursuant to Section 78.207 is not effective until after the filing in the Office of the Secretary of State of a certificate, signed by an officer of the corporation, setting forth “(a) the current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change; (b) the number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change; (c) the number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series; (d) the provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby; and (e) that any required approval of the stockholders has been obtained.” Such Certificate of Change was filed on January 6, 2009. Section 78.209(1) also states “The provisions in the articles of incorporation of the corporation regarding the authorized number and par value, if any, of the changed class or series, if any, of shares shall be deemed amended as provided in the certificate at the effective date and time of the change.” and Section 78.209(2) states “Unless an increase or decrease of the number of authorized shares pursuant to Section 78.207 is accomplished by an action that otherwise requires an amendment to the articles of incorporation of the corporation, such an amendment is not required by that section.”, therefore, no amendment to the certificate of incorporation was required to be filed.

        An amendment to the certificate of incorporation is only necessary to complete our obligation pursuant to the Agreement and Plan of Merger regarding the increase of the authorized shares of the common stock and preferred stock of the Company after the reverse split pursuant to the exercise of the convertible shares of convertible Series A Preferred Stock of the Company, the very reason for this Schedule 14C by the Company. The form of the amendment was attached to the Schedule 14C and will be filed with the Office of the Secretary of State of Nevada. The amendment was approved by the written consent of the shareholders of the Company.

2.     Revise your disclosure to clarify how many shares of newly authorized common stock and preferred stock management intends to issue pursuant to the above-referenced merger agreement. Please discuss any other current plans, proposals or arrangements you may have with respect to the increase in authorized shares. Otherwise, please state that you have no other plans, proposals or arrangements, written or otherwise, at this time.

        Response

        Please be advised that we have disclosed the following in the last sentence at the end of page 3:

        “Subsequent to the Amendment and the conversion of the 1,000,000 shares of the convertible Series A Preferred Stock, there will be approximately 39,000,000 shares of Common Stock of the Company issued and outstanding.”

        The Company does not have any other plans, proposals or arrangements, written or otherwise, at this time.

3.     Please revise your disclosure to address the possible consequences of issuing the newly- authorized shares, including dilution, the impact on the stock price, and any anti-takeover effects.

        Response

        Please be advised that we have disclosed the following starting at page 4:

RISK FACTORS

Our Chief Executive Officer has a large degree of control on us through his position and stock ownership and his interests may differ from other stockholders.

Our Chief Executive Officer, Mr. Jie Han has an option on XD. Engineering Plastics Company Limited’s shares. As a result, Mr. Han will be able to influence the outcome of stockholder votes on various matters, including the election of directors and extraordinary corporate transactions such as business combinations. Mr. Han’s interests may differ from that of other stockholders.

Risks Related To Series B Preferred Stock.

There are now 1,000,000 shares of Series B Preferred Stock issued to XD. Engineering Plastics Company Limited with 40% of the total voting power of the Company’s common stock put together and other consent rights on mergers and acquisitions, significant acquisition or disposition of assets and change of control, among others. This gives XD. Engineering Plastics Company Limited significant voting power. Such voting power may enable XD. Engineering Plastics Company Limited to block actions that may benefit the common stockholders thus reduce the value of their holdings.

Existing shareholders will experience dilution from the conversion of Series A Convertible Preferred Stock

Upon the conversion of the 1,000,000 shares of convertible Series A Preferred Stock, the percentage ownership of the existing shareholders who do not hold such shares of convertible Series A Preferred Stock will be reduced. Such existing shareholders will experience subsequent dilution, however such newly issued securities will not have rights, preferences and privileges senior to those of the existing shareholders.

4.     We note that on December 31, 2008, you filed a Form 8-K reporting your merger with Favor Sea Limited (as the parent of Harbin Xinda Macromolecule Material Co., Ltd.), which transaction was consummated by the parties on December 24, 2008. We also note that on January 6, 2009 you filed a Certificate of Change with the Secretary of State of Nevada with respect to the reverse stock split of your common stock. Please provide us with your analysis of the relevant proxy rules of the Securities Exchange Act of 1934 as to why a Schedule 14C was not required to be filed in connection with each of these transactions.

        Response

        Shareholder approval or vote on Schedule 14 is not required according to the Nevada Revised Statutes Section 92A.180(1) which allows the merger between the parent entity and its subsidiary without the approval of shareholders. In our case, the merger between NB Telecom, Inc. and China XD Plastics Company Limited is a parent and subsidiary merger; therefore, no shareholder vote nor is needed. Further, Section 92A.180(5), stipulates the merger documents may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.

        According to the Nevada Revised Statutes Section 78.207(1) a corporation that desires to change the number of shares of a class or series may do so by a resolution adopted by the board of directors, without obtaining the approval of the stockholders, if it desires to change the number of shares of a class or series, if any, of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly increasing or decreasing the number of issued and outstanding share of the same class or series held by each stockholder of record. As a result, we do not need to obtain any shareholders vote and approval for the reverse split.

Closing Comments

        As appropriate, please amend your Schedule 14C in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may Jessica Plowigan, Attorney-Adviser at (202) 551-3367 or me at (202) 551-3257 if you have questions regarding these comments.

Closing Comment Response

        The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        We hope that these responses would be helpful in your review of our Schedule 14C amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Bryan Zetlin at (212)704-6186 in case of any further comments or questions in this regard. Their fax number is (212)704-5904. We are delivering a hard courtesy copy of this letter as well as the Amendment No. 1 to the Schedule 14C.

Sincerely yours,

NB TELECOM, INC.

By: /s/ Paul Kelly
      Name: Paul Kelly
      Title: President